SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                             FOR THE MONTH OF JUNE
                                      2004



                    FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

                       Mexican Economic Development, Inc.
                 (Translation of Registrant's name into English)

                              United Mexican States
                 (Jurisdiction of incorporation or organization)


                           General Anaya No. 601 Pte.
                               Colonia Bella Vista
                           Monterrey, NL 64410 Mexico
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                           Form 20-F  x        Form 40-F
                                     ---                 ---

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                             Yes           No   x
                                  ---          ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82--.)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.

                                        By: /s/ Federico Reyes
                                            ------------------------------------
                                            Federico Reyes
                                            Chief Financial Officer


Date:  June 23, 2004

              FEMSA To Distribute Coors Light in Mexico

    MONTERREY, Mexico & GOLDEN, Colo.--(BUSINESS WIRE)--June 23, 2004--Cerveceria Cuauhtemoc Moctezuma, S.A. de C.V. ("CCM"), a subsidiary of FEMSA Cerveza, S.A. de C.V. ("FEMSA Cerveza") and an indirect subsidiary of Fomento Economico Mexicano, S.A. de C.V. ("FEMSA"), (NYSE:FMX) (BMV:FEMSA UBD) (BMV:FEMSA UB), and Coors Brewing Company ("Coors"), (NYSE:RKY), announced today that they have reached an agreement that will make CCM the sole and exclusive importer, distributor, marketer and seller of Coors Light beer in Mexico.
    The renewable agreement for an initial term of 10 years, allows both parties to capitalize on a business opportunity that complements their core strategies. For FEMSA Cerveza, the agreement provides a high quality imported light beer that fits well with its existing portfolio. For Coors, it provides access to a powerful commercial and distribution network that will accelerate the growth of its Coors Light brand in the Mexican market.
    Javier Astaburuaga, co-Chief Executive Officer of FEMSA Cerveza, commented: "At FEMSA we strive to be a premier customer-oriented beverage company, and we believe that the imported beer category in Mexico is underdeveloped. We will now serve this attractive market segment with Coors Light, the world's seventh largest selling beer brand. This brand enjoys very strong equity in its home market, and we intend to realize its significant potential in Mexico by complementing our already rich brand portfolio, and by leveraging our considerable commercial and logistical capabilities. This is an excellent business opportunity for both companies and we are enthusiastic about the possibilities it represents."
    Peter Swinburn, President of Coors Brewers Worldwide, said, "The agreement with FEMSA Cerveza is a significant step in the continued growth of Coors' international volume and in expanding visibility of one of our key brands in the world's eighth largest beer market. With expansive market penetration and a solid track record in building long-term equity for brands, FEMSA Cerveza will be an excellent partner for us in Mexico. Their sophisticated sales and distribution operations will enhance customer loyalty for Coors Light by ensuring the freshness and availability of our beer at retail and on-premise locations across Mexico."

    About FEMSA:

    Founded in 1890, FEMSA is the leading beverage company in Latin America. It controls an integrated beverage platform that comprises Coca-Cola FEMSA the largest Coca-Cola bottler in the region; FEMSA Cerveza the second largest brewer in Mexico and important beer exporter to the United States; and Oxxo, the largest and fastest growing convenience store chain in Mexico with over 2,800 stores. For more information on FEMSA, go to www.femsa.com.

    About Coors Brewing Company:

    Coors Brewing Company (CBC) is the third-largest U.S. brewer and the ninth largest brewer in the world. Coors sells its products in North America, Latin America, Europe, and Asia. Coors Light is the company's largest brand, and is the seventh largest beer brand in the world. Founded in 1873, Adolph Coors Company is the holding company for CBC, with its stock trading on the New York Stock Exchange under the symbol RKY. For more information on Coors, go to www.coors.com.

    CONTACT: FEMSA
             Investors Contact:
             Juan F. Fonseca, (52) 818-328-6245
             juan.fonseca@femsa.com.mx
             or
             Alan Alanis, (52) 818-328-6211
             alan.alanis@femsa.com.mx
             or
             Media Contact:
             Jaime Toussaint, (52) 818-328-6202
             jtouelo@femsa.com.mx
             or
             Carolina Alvear, (52) 818-328-6046
             calvsev@femsa.com.mx